Exhibit 99.3

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of March 31, 2018 on:

•	an actual basis; and

•	as adjusted basis giving effect to (i) scheduled debt repayments of $35.0 million, (ii) prepayment of $181.2 million and drawdown of $162.6 million for the refinancing of eleven vessels, (iii) the payment of $6.6 million preferred share dividends, (iv) the payment of $4.3 million common share dividends, (v) the declaration of $4.4 million common share dividends, (vi) net proceeds of $17.5 million and $10.2 million loan prepayment from the sale of the VLCC Millennium, (vii) the prepayment of $63.2 million and the drawdown of $80.0 million for the refinancing of shuttle tanker Brasil 2014, (viii) the drawdown of the top-up tranche $12.5 million for the shuttle tanker Rio 2016, (ix) the payment of $10.3 million to the shipbuilding yard for the construction of two aframax crude carriers and (x) the sale of 935,019 common shares for net proceeds of $3.3 million.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between March 31, 2018 and June 18, 2018.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, “Results of operations-Management’s Discussion and Analysis” above, and “Item 5. Operating and Financial Review and Prospects,” included in our Annual Report on Form 20-F for the year ended December 31, 2017.

	As of March 31, 2018
	Actual	Adjusted
In thousands of U.S. Dollars
Cash
Cash and cash equivalents	$158,177	$123,264
Restricted cash	20,099	18,305

Total cash	$178,276	$141,569

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,721,209	$1,686,767

Stockholders’ equity:
Preferred shares, $1.00 par value; 25,000,000 shares authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares and 3,424,803 Series D Preferred Shares issued and 4,600,000 Series E Preferred Shares issued and outstanding at March 31, 2018 on an actual and as adjusted basis	12,025	12,025
Common shares, $1.00 par value; 175,000,000 shares authorized; 87,338,652 shares issued and 86,401,434 shares outstanding at March 31, 2018 and 87,336,453 shares outstanding on an adjusted basis	87,339	87,339
Additional paid-in capital	857,954	857,954
Cost of treasury stock	(5,279)	(76)
Accumulated other comprehensive loss	(6,327)	(6,327)
Retained earnings	523,557	510,677
Non-controlling interest	13,430	13,430

Total stockholders’ equity	1,482,699	1,475,022

Total capitalization	$3,203,908	$3,161,789

1